Ms. Renee Jones,

Office Chief

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Washington, D.C. 20549

March 3, 2022

Re:	LQR House Inc. Offering Statement on Form 1-A/A Filed February 22, 2022 File No. No. 024-11787

Dear Ms. Jones,

On behalf of LQR House, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Monday, March 7, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Angela Kattoula
Angela Kattoula
Chief Executive Officer of LQR House, Inc.

Cc: Jeanne Campanelli, CrowdCheck Law LLP